DC
No Act
P.E. ~~732717~~
P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047086

February 16, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-16-2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: AT&T Inc.
Incoming letter dated December 19, 2006

Dear Ms. Goodman:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to AT&T by Bruce E. Beckman and the Association of Ameritech/SBC Retirees, Inc. We also have received a letter on the proponent's behalf dated January 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 - 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

Enclosures

cc: Bruce E. Beckman
4629 Middaugh Road
Downers Grove, IL 60515

Ralph Kolderup
Vice-President – ATT Relations
Association of Ameritech/SBC Retirees, Inc.
P.O. Box 7477
Buffalo Grove, IL 60089

732717

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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www.gibsondunn.com

agoodman@gibsondunn.com

December 19, 2006

Direct Dial
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(202) 530-9677

Client No.
C 69125-00026

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Bruce E. Beckman and the Association of Ameritech/SBC Retirees, Inc.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, AT&T, Inc. ("AT&T"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a purported stockholder proposal and statements in support thereof (the "Submission") received from Bruce E. Beckman and the Association of Ameritech/SBC Retirees, Inc. (collectively, the "Proponents"), with Mr. Beckman appointed as the primary contact.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before AT&T files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of AT&T pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(a) because it is not a proper subject for a stockholder proposal. Alternatively, if the Staff does not concur that the Submission may be excluded on this basis, we request the Staff's concurrence that the Submission may be excluded pursuant to Rule 14a-8(i)(2), because implementation of the Submission would violate state law. Alternatively, should the Staff not concur that AT&T may omit the Submission in its entirety, we respectfully requests that the Staff concur that AT&T may omit the Submission received from one of the Proponents—the Association of Ameritech/SBC Retirees (the "Retirees")—under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Retirees failed to submit evidence demonstrating sufficient proof of ownership.

THE SUBMISSION

The Submission requests that AT&T's Board of Directors adopt a policy of including, as a voting item in the proxy statement for each year, an advisory resolution proposed by management to approve the compensation of named executive officers described in the Summary Compensation Table and accompanying narrative disclosures of relevant material factors. The Submission underscores that the vote is intended to be purely advisory, and should not abrogate any employment agreement. The supporting statement describes the Submission as giving stockholders more influence over pay practices and allowing them to provide feedback to the Board on this issue.

A copy of the Submission and supporting statement, as well as initial correspondence from the Proponents, is attached to this letter as Exhibit A. On behalf of AT&T, we hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks An Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for stockholder action but instead seeks to provide a mechanism that would allow stockholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8(a).[1]

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[1] It also should be noted that the Submission is inconsistent with the "unbundling" provisions of the Commission's proxy rules. Specifically, Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." As the Commission explained with respect to Rule 14a-4(a) in Exchange Act Release No. 31326 (Oct. 16, 1992): "The amendments will allow shareholders to communicate . . . on each of the matters put to a vote. . . . [T]he amended rule . . . prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." The Submission seeks to allow stockholders to communicate to AT&T's Board of Directors on executive compensation, but it presents exactly the "electoral tying arrangement[]" that the Commission sought to prohibit. Specifically, the Submission seeks a single vote on the Summary Compensation Table and related narrative disclosures. But the Summary Compensation Table and related narrative disclosures contain information on a variety of different types of executive compensation. Thus, the Submission "ties" together votes on AT&T's stock awards, option awards, salaries, bonuses, and other forms of compensation. If a company were to implement the policy requested in the Submission, stockholders would be unable to vote in a manner that distinguishes among different types of compensation. In this regard, the Staff has required issuers to "unbundle" their proposals relating to compensation matters pursuant to Rule 14a-4(a)(3). *See, e.g., SEC Staff Comment Letter to Daleco Resources Corp.* (Feb. 8, 2006) (asking that the issuer unbundle a proposal to ratify certain stock awards from a proposal to approve the future issuance of stock awards in similar situations). Thus, the Submission is additionally excludable under Rule 14a-8(i)(3), which allows exclusion of a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules," because the Submission would present an "electoral tying arrangement" prohibited by Rule 14a-4(a)(3).

A. Requests For Advisory Votes Are Excludable Under Commission Amendments To Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for stockholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders . . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (Sep. 18, 1997) (*emphasis added*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (citations omitted).

The Submission is exactly of the type addressed by the Commission in the releases cited above as the supporting statement in the Submission acknowledges. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to "provide useful feedback" to the Board on the issue of pay practices. Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not A Proposal For Purposes Of Rule 14a-8 Based On Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a stockholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a stockholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the advisory vote merely allows stockholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponents' objective. For example, as noted above, the supporting statement indicates that "[a]n advisory vote would provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC."

The Submission's formulation as a request that AT&T adopt a policy of submitting an advisory vote to stockholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a stockholder proposal is a proper matter for a stockholder vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has

> determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether the proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where stockholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g., Xcel Energy Inc.* (avail. Jan. 28, 2004). *See also El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

- In determining whether a stockholder proposal asking that a company adopt a policy, if implemented, would cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (avail. Jan. 29, 1997) (proposal, as originally submitted to the company, asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction is excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a stockholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a stockholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g., Int'l. Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed policy related to a personal claim or grievance).

- In determining whether a stockholder proposal requesting a company to adopt a policy is not significant to the company's business for purposes of Rule 14a-8(i)(5), the Staff looks to the subject matter of the proposed policy. *See, e.g., Proctor & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting that the company adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) when the company did not engage in the activity that was the subject of the proposed policy); *Int'l. Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a stockholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff looks at implementation of the actions that are the subject of the proposed policy, not whether the company has the power to adopt the policy itself. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied - i.e., that the chairman retain his or her independence at all times - and no mechanism was provided to cure a failure); *Ford Motor Co.* (avail. Feb. 27, 2005) (same).

- In determining whether a stockholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other is implemented through a different process. *See, e.g., Baxter Int'l Inc.* (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that stockholders approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a stockholder proposal asking the company to adopt a policy, the Staff looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon the company's mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one stockholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a stockholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareholder support).

Here, the Submission asks for adoption of a policy, but the subject matter of the Submission concerns providing stockholders an advisory vote, a matter that is not a proper subject of a stockholder proposal under Rule 14a-8(a). The Proponents should not be able to avoid the application of Rule 14a-8(a) merely by asking that AT&T adopt a policy on (or submit for a vote) a matter that, if proposed directly by the stockholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach in interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from AT&T's 2007 Proxy Materials.

C. A Request For Future Votes Is Not A Proper Form For A Stockholder Proposal And Fails To Satisfy The Procedural Requirements Of Rule 14a-8.

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to implement a policy that would provide for a matter to be submitted for a stockholder vote each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a stockholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future stockholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponents is that a particular matter – an advisory statement expressing the stockholders' sentiment – be placed before stockholders for an annual vote. Rule 14a-8 prescribes the procedures that a stockholder is to follow if it wishes a particular matter to be placed before stockholders at a particular meeting;[2] it is inconsistent with the structure and intent of Rule 14a-8 to allow a stockholder to propose that management submit the stockholder's proposal to an annual vote at an indefinite number of future meetings.

If one looked only to what the Submission would accomplish in the current year, and not to its effect in subsequent years, the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a stockholder to satisfy certain ownership requirements, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting."[3] Rule 14a-8(c) limits a proponent to

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[2] Allowing stockholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs stockholders that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

[3] In this regard, by a letter dated November 17, 2006, pursuant to Rule 14a-8(f), AT&T notified the Proponents of their view that the Proponents would be required to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on. *See* Exhibit B. The Proponents responded on

[Footnote continued on next page]

submitting no more than one proposal for a particular stockholders' meeting. Rule 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a stockholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponents to circumvent the requirements of Rule 14a-8, and the Proponents have not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

II. The Submission May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Submission Would Cause AT&T To Violate State Law.

A proposal may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(2) if its implementation would cause the company to violate any state law. AT&T is incorporated under the laws of the State of Delaware. The Submission states that AT&T's stockholders should vote at each annual meeting on an advisory resolution, proposed by AT&T's management, to approve the compensation of the named executive officers. As discussed below, implementation of such a policy would violate Delaware Law.

The Staff has recognized on many occasions that conflict with state corporation law may be a basis for omission of a proposal. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (proposal to adopt majority voting in director elections was excludable because, if implemented, it would cause the corporation to violate California state law, which, at the time, required director elections by plurality voting); *AT&T Inc.* (avail. Feb. 7, 2006) (proposal to adopt cumulative voting either as a bylaw or as a long term policy was excludable because, if implemented, it would cause the company to violate Delaware law, which provides that cumulative voting is

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November 27, 2006, but did not provide the requested information. The request was properly sent to the Proponents within 14 days of AT&T receiving the Submission. Thus, the Submission may be excluded pursuant to Rule 14a-8(f) because the Proponents did not satisfy Rule 14a-8(b)(1) in this regard.

permitted only when it is authorized in the corporation's certificate of incorporation); *HealthSouth Corp.* (avail. Dec. 09, 2005) (proposal calling for "per capita" voting by shareholders to approve the number of directors was excludable because, if implemented, it would cause the company to violate Delaware law, which requires that any deviation from the "one share, one vote" standard appear in the company's certificate of incorporation); *Sara Lee Corp.* (avail. July 15, 2005) (proposal calling for "per capita" voting by shareholders was excludable because, if implemented, it would cause the company to violate the "votes cast" standard under Maryland law).

As set forth in the opinion of Richards, Layton & Finger, P.A., Delaware counsel for AT&T, the Submission, if adopted by the stockholders and implemented by the Board, would be invalid under Section 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law"). *See* Exhibit C. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. This section further provides that any deviation from such standard must appear in the General Corporation Law or the certificate of incorporation. The Delaware courts have characterized the fact that "directors, rather than the shareholders, manage the business and affairs of the corporation" as "[a] cardinal precept of the General Corporation Law of the State of Delaware." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). In managing the business and affairs of the corporation, directors are required to exercise their fiduciary duty to act in the best interests of the corporation and its stockholders.

If the Submission is adopted by the stockholders and the policy contemplated thereby is implemented by the Board, the Board would be required to include in AT&T's proxy statement for the annual meeting of stockholders in each succeeding year an advisory resolution, proposed by management, seeking stockholder approval of the compensation of certain senior executive officers of AT&T, regardless of the Board's judgment whether the submission of such proposal to the stockholders at an annual meeting is in the best interests of AT&T and its stockholders. The alleged purposes of the Submission are to ensure that the stockholders' views on such compensation are known to the Board and to encourage stockholders to scrutinize certain disclosures in the applicable proxy statement. The policy contemplated by the Submission, if implemented, would prevent the Board from exercising its fiduciary duty to determine what matters should be submitted to the stockholders at an annual meeting. It would require the Board to submit the advisory resolution to the stockholders in the form proposed by management without exercising its independent business judgment as to the merits of such advisory resolution or the decision to submit it to the stockholders. Accordingly, complying with the Submission would force the Board to disregard its fiduciary duties to AT&T and its stockholders and submit the advisory resolution to the stockholders without regard to the Board's assessment of its merits. Thus, the Submission, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

We also note that the fact that the Submission "requests," rather than "demands," that the Board of Directors adopt a policy does not change the foregoing analysis—even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., RadioShack Corp.* (avail. Feb. 28, 2005) (concurring that a proposal recommending amendment of the company's bylaws to require certain limitations on executive compensation was excludable under Rule 14a-8(i)(2) as it would violate Delaware law if implemented). *See also General Electric Co.* (avail. Jan. 12, 2005) (same result under New York law); *Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote was excludable under Rule 14a-8(i)(2)). Accordingly, we believe that the Submission is excludable from AT&T's 2007 Proxy Materials under Rule 14a-8(i)(2) because, as set forth in the legal opinion of Richards, Layton & Finger, P.A., the Submission, if adopted by AT&T's stockholders and implemented by AT&T's Board, would be invalid under the General Corporation Law.

III. Alternatively, AT&T May Exclude The Retirees' Submission For Failure to Satisfy Rule 14a-8(b) and Rule 14a-8(f).

Should the Staff not concur that AT&T may omit the Submission in its entirety under the bases described above, AT&T respectfully requests that the Staff concur that AT&T may omit the Retirees' Submission for failure to satisfy the eligibility requirements. On November 10, AT&T received the Submission from the Proponents. *See* Exhibit A. The Retirees did not include with the Submission evidence demonstrating satisfaction of ownership as required by Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submits the proposal." Furthermore, the Retirees do not appear on the records of AT&T's stock transfer agent as a stockholder of record.

Accordingly, on November 10, which was within 14 calendar days of AT&T receiving the Submission, AT&T sent a letter to the Retirees via both UPS and certified mail, return receipt requested, outlining the ownership deficiencies of the Retirees' Submission (the "Deficiency Notice"). *See* Exhibit D. UPS records indicate that the Deficiency Notice was received on November 13, 2006. *See* Exhibit D. Despite the instances in which AT&T informed the Retirees of their obligation to provide sufficient proof of ownership, AT&T never received sufficient evidence of the Proponent's continuous beneficial ownership of AT&T stock as required by Rule 14a-8(b). As such, AT&T is requesting the Staff's concurrence, pursuant to Rule 14a-8(f), that AT&T may omit the Retirees' Submission from the 2007 Proxy Materials.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. AT&T satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Retirees, which stated:

- the ownership requirements of Rule 14a-8(b);
- the documentary support necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that the Retirees' response had to be postmarked or transmitted electronically no later than 14 days from the date the Retirees' received the Deficiency Notice.

Despite the Deficiency Notice, the Retirees have failed to provide AT&T with satisfactory evidence of the requisite beneficial ownership. On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). Accordingly, we ask that the Staff concur that AT&T may exclude the Retirees' Submission from the 2007 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if AT&T excludes the Submission from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, AT&T agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to AT&T only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Wayne Wirtz, Assistant General Counsel at AT&T, at (210) 351-3736.

Sincerely,

Amy L. Goodman /EAI

Amy L. Goodman

ALG/cvb

cc: Bruce E. Beckman
Ralph Kolderup, Vice President – ATT Relations, Association of Ameritech/SBC Retirees

100133915_3.DOC

EXHIBIT A

November 9, 2006

RECEIVED

NOV 10 2006

CORPORATE
SECRETARY'S OFFICE
M. Wertz

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Ms. Meuleman:

On behalf of myself, and on behalf of the Association of Ameritech/SBC Retirees, I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2007 annual meeting.

My resolution, attached to this letter, requests that the Company's Board of Directors adopt a policy that includes as a voting item in the proxy statement for each annual meeting an advisory resolution, proposed by AT&T's management, to approve the compensation of the named executive officers, as set forth in the Summary Compensation Table, and the accompanying narrative disclosure of material factors provided to understand the SCT.

As an individual shareholder, I have continuously held the requisite number of shares of common stock for more than one year. As the attached statement shows, I currently own 271.8 shares through the AT&T Direct Stock Purchase Plan. I intend to maintain this ownership position through the date of the 2007 Annual Meeting. The Association owns 80 shares of the Company's stock, as the attached statement shows. I will introduce and speak for the resolution at the Company's 2007 Annual Meeting.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me. I may be reached at 630-852-8189.

Sincerely yours,

Bruce E. Beckman

Ralph Kolderup
Ralph/Kolderup
Vice-President- ATT Relations
Association of Ameritech/SBC Retirees

Enclosure

Advisory Shareholder Vote on Compensation Committee Reports

The Association of Ameritech/SBC Retirees, Inc., P.O. Box 7477, Buffalo Grove, IL 60089 owner of 80 shares of the Company's common stock, and Bruce E. Beckman, 4629 Middaugh Road, Downers Grove, IL 60515, owner of 272 shares of the Company's stock, propose the following shareholder resolution for inclusion in the Company's proxy statement for the 2007 Annual Meeting.

PROPOSAL

RESOLVED, the shareholders of AT&T Inc. hereby request that the Board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by AT&T's management, to approve the compensation of the named executive officers ("NEOs"), as set forth in the proxy statement's Summary Compensation Table (the "SCT"), and the accompanying narrative disclosure of material factors provided to understand the SCT. The policy should ensure that shareholders fully understand the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

We believe current rules governing senior executive compensation do not give shareholders sufficient influence over pay practices – nor do they give the Board adequate feedback from the owners of the company.

The advisory vote proposed here is similar to the nonbinding shareholder vote required since 2003 at the annual meetings of all U.K.-listed firms and, beginning in 2005, at Australia-based companies.

AT&T's Board has been criticized for excessive CEO pay relative to performance. A study by The Corporate Library ("Pay for Failure: The Compensation Committees Responsible," March 31, 2006) singled out AT&T as one of eleven large U.S. companies "where the disconnect between pay and performance is particularly stark."

The study notes that over the five fiscal years through 2005, CEO Edward Whitacre received $85.2 million in compensation, while total shareholder return was *negative* 40.3%. The Corporate Library accordingly gave AT&T's Board a "D" for overall effectiveness.

The Corporate Library's analysis concludes: "Too much of the current and future compensation at AT&T is either fixed, or based on the wrong performance metrics, or the wrong performance metrics measured over too short a time period, which, while achievable, do not necessarily translate into long-term growth in shareholder value." The study asserts that 100% LTIP payouts to Whitacre when "shareholder wealth has been diminished by a third over the period goes against common sense."

In our opinion, AT&T's executive pension and severance agreements also stand out as unjustifiably costly and contrary to shareholder interests.

Whitacre's parachute is valued at over $25 million – the 17th most costly among America's 100 largest corporations ("Platinum Promises," *BusinessWeek Online*, December 12, 2005).

Whitacre's golden parachute is particularly excessive, in our view, considering it has a platinum lining: annual pension payments of $5,494,000 for life, plus an $18,805,000 lump sum. Last year The Corporate Library singled out AT&T for bestowing on Whitacre the third largest CEO pension payout among large U.S. companies.

If you add these together, it means that AT&T's shareholders could be paying our CEO $150 million or more in post-employment severance and pension benefits combined over the next 20 years (assuming Whitacre's eligible termination and longevity).

Last year, after just 5 years at AT&T, former CEO David Dorman left with a yearly pension of $2.1 million and his own $25 million parachute. Compare this to the freezing of AT&T's rank-and-file pension plan.

An advisory vote would provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC.

Please vote FOR this proposal.

Computershare

Computershare Trust Company, N.A.
P.O. Box 43078
Providence RI 02940-3078
Within the US, Canada & Puerto Rico 800 351 7221
Outside the US, Canada & Puerto Rico 781 575 4729
www.computershare.com/att

017784

ATT
BRUCE E BECKMAN
4629 MIDDAUGH
DOWNERS GROVE IL 60515

Holder Account Number
[redacted]

SSN/TIN Certified Yes
Symbol T

001C90061 BPS.DL.ATT.112042 65/01778401779301

AT&T Inc. - Direct Stock Purchase Plan Statement

Dividend Information

Record Date: 10 Jul 2006 Holder Account Number: [redacted]

Payment Date	Class Description	Shares Participating in Dividend Reinvestment	Dividend Rate ($)	Gross Dividend ($)	Deduction Amount ($)	Deduction Type	Net Dividend ($)
01 Aug 2006	Common	268.878666	0.332500	89.40			89.40

Transaction History

From: 01 Jan 2006 To: 01 Aug 2006

ate	Transaction Description	Transaction Amount ($)	Deduction Amount ($)	Deduction Type	Net Amount ($)	Price Per Share ($)	Total Shares
01 Feb 2006	Dividend Reinvestment	87.23	2.33	Fees	84.90	26.115526	3.250940
01 May 2006	Dividend Reinvestment	88.31	2.33	Fees	85.98	26.255629	3.274726
01 Aug 2006	Dividend Reinvestment	89.40	2.29	Fees	87.11	29.941509	2.909339

Summary of Holdings

Date: 01 Aug 2006 Class Description: DSP - COMMON STOCK

Certificated Shares Held By You	Direct Registration Shares	Dividend Reinvestment Shares	Total Shares	Closing Price Per Share ($)	Value ($)
0.000000	0.000000	271.788005	271.788005	29.760000	8,088.41

124UDR ATT

00IJEA

Optional Cash Purchase

Please detach this portion and mail to the address shown below.

Holder Name: BRUCE E BECKMAN

Holder Account Number

-u wish to make an optional cash purchase at this time, please make your check
-le to Computershare. No third party checks will be accepted.

... only applicable to shares held in DIVIDEND REINVESTMENT (DRIP). Please complete the Direct Registration (DRS) Advice for shares held in DRS only.

C 0000854492

IND

ATT

125UDR

A **Partial Withdrawal (continue participation in DRIP); AND**

ISSUE A CERTIFICATE FOR THIS NUMBER OF WHOLE SHARES; OR

*SELL THIS NUMBER OF PARTIAL SHARES

B **Full Withdrawal (terminate participation in DRIP); AND**

ISSUE A CERTIFICATE FOR ALL FULL SHARES AND A CHECK FOR FRACTIONAL SHARES; OR

*SELL ALL SHARES HELD IN DRIP

C **Movement of Shares**

All shares held in Direct Registration (DRS) will be moved to Dividend Reinvestment (DRIP) – If you have also marked the Full Withdrawal box (letter B), these shares will be included in the certificate or sale.

D **Deposit Certificate(s)**

Please indicate the number of shares to be deposited into your Dividend Reinvestment account.

Signature 1 - Please keep signature within the box.

Signature 2 - Please keep signature within the box.

Please note: All registered holders must sign for your instructions to be completed.

Please detach this portion and mail to:
Computershare
PO BOX 43078
Providence RI, 02940-3078

***For sales requests for Partnerships or Corporations, please have your signature(s) medallion guaranteed or provide us with a copy of the corporate resolution/partnership agreement.**

Computershare Trust Company, N.A., as agent, upon written request, will provide the name of the executing broker dealer associated with the transaction(s), and within a reasonable amount of time will disclose the source and amount of compensation received from third parties in connection with the transaction(s), if any.

ALL SALE INSTRUCTIONS ARE FINAL AND CANNOT BE MODIFIED, STOPPED OR CANCELLED AFTER COMPUTERSHARE HAS RECEIVED THE REQUEST. PLEASE REFER TO THE PLAN PROSPECTUS/BROCHURE REGARDING APPLICABLE FEES.

To sell your uncertificated shares or request the issuance of a stock certificate: Please call 1-800-488-2954 and follow the voice response system instructions. You may also visit Computershare's website at www.computershare.com/att. If you wish to submit your request in writing please send the above coupon to Computershare at P.O. Box 43078, Providence, Rhode Island 02940.

To electronically transfer your shares to your broker: Your broker will require the following information from you to successfully complete this request: 1) your account number at Computershare; 2) your tax identification number; 3) AT&T Inc. Cusip Number, **00206R102**, and 4) the number of whole shares in your account at Computershare you wish to transfer. Your broker will send an electronic message to Computershare via the DRS Profile System. Computershare will then electronically transfer shares to your broker.

SSN/TIN certified: If your account is not certified, you must complete a W-9 or W-8BEN tax form or taxes will be withheld from any dividends or sales proceeds per Internal Revenue Service requirements. Please visit Computershare's website at www.computershare.com/att or call 1-800-351-7221.

I. Special Instructions

If you wish to have the proceeds sent electronically to your financial institution, at the time of your sales request, please provide us with the name of your financial institution, account name, branch location, account number and routing number. For foreign wires, please include the swift code and the bank code. A $35.00 fee will be deducted from your proceeds for domestic wires. A $50.00 fee will be deducted from your proceeds for foreign wires.

If you wish to have the proceeds sent via courier service, a $20.00 fee will be deducted from your proceeds. Funds cannot be delivered to a P.O. Box or P.O. Zip Codes.

If you want a certificate or check issued to someone other than the registered holder, you must include the name, address, date of birth and social security number of the person to whom the ownership is being transferred. Your signature(s) on the tear off section must be guaranteed by a member of a medallion signature program (bank or broker) approved by the Securities Transfer Association, Inc. A Notary public is not acceptable.

If you would like to write to us, please include your account number, daytime telephone number with area code, and the company name in your correspondence.

II. Terms and Definitions

Note: Some definitions outlined below may not pertain to your investment Plan.

SSN/TIN Certified	If your account is not certified, you must complete a W-9 or W-8BEN tax form or taxes will be withheld from any dividends or sales proceeds per Internal Revenue Service requirements. Faxed W-8BEN forms are not acceptable.	**Price Per Share**	The price per share purchased or sold under the plan.
		Total Shares	The number of shares acquired or sold through the plan.
		Deduction Amount	An aggregate sum of all fees charged.
Record Date	The date that establishes ownership on our records to receive the dividend.	**Value**	The dollar amount as of the date referenced of all shares that are held for this security in the account.
Payment Date	The date the dividend is payable.		
Dividend Rate	The dollar amount of the dividend paid per share.	**Fees**	The service fee and processing fee which includes any applicable brokerage commissions Computershare is required to pay.

COUFB

charles SCHWAB
INSTITUTIONAL

Trade Confirmation–Customer Copy Retain for your records.
Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC.

Account Number: [redacted]

Mail To

$ TRF =6 00011231 0000000 1 0 0001 20060519
ASSOCIATION OF AMERITECH / SBC RETIREES
PO BOX 3368
BARRINGTON IL 60011

011231

800 515 2157

Security Description

A T & T INC NEW

Action BOUGHT

Symbol:	T	Trade Date:	5/19/06
Security No./Cusip:	00206R-10-2	Settlement Date:	5/24/06
Branch Code:	FSYY	Type:	Cash

Quantity	*Price*	*Principal*		*Fees & Charges*	*Total Amount*
55	$24.90	$1,369.50	Commission:	$13.72	$1,383.22
25	24.90	622.50	Commission:	6.23	628.73
Totals 80		$1,992.00		$19.95	$2,011.95

For all of the above:
Unless you have already instructed us differently, we will: hold this security in your account.
Executed Over The Counter
Unsolicited trade
Capacity code A

0000112310101

Schwab Institutional® is a division of Charles Schwab & Co., Inc.
Please see reverse for terms, conditions and capacity code definitions.

TRF YY 1
E TRF =6 00011231 0000000 1 F867 0001 20060519

SIPC

charles SCHWAB
INSTITUTIONAL

C000061520103U

Schwab One® Account

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC.

Statement Period: September 1, 2006 through September 30, 2006

Your Independent Investment Manager and/or Advisor

STRATEGIC PLANNING GROUP INC
FA MASTER ACCOUNT
16N486 PENNY ROAD
BARRINGTON HILLS IL 60010-9262

(847) 428-4038

Schwab One® Account of

ASSOCIATION OF AMERITECH /
SBC RETIREES
PO BOX 3366
BARRINGTON IL 60011-3366

Account Number: [redacted]

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

006152

ASSOCIATION OF AMERITECH /
SBC RETIREES
PO BOX 3366
BARRINGTON IL 60011-3366

G00006 15202032

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC

Schwab One® Account

Account of ASSOCIATION OF AMERITECH /

Statement Period: September 1, 2006 through September 30, 2006
Account Number: [redacted]

Portfolio Composition

	Amount	%
Cash & Money Market Funds (MMFs):		
Cash (Credits)	$ 166.62	6%
Equities	2,604.80	94%
Total Account Value	$ 2,771.42	100%

Change in Account Value

	This Period 09/01/06 to 09/30/06	Year to Date 05/11/06 to 09/30/06
Starting Account Value	$ 2,656.73	$ 0.00
Deposits	$ 0.00	$ 2,150.00
Withdrawals	0.00	0.00
Investments Received-In	0.00	0.00
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	0.00
Other Credits/Debits	0.00	0.00
Total Contributions/(Withdrawals)	$ 0.00	$ 2,150.00
Dividends	$ 0.00	$ 26.60
Interest and Misc. Income	0.29	1.97
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	$ 114.40	$ 592.85
Ending Account Value	$ 2,771.42	$ 2,771.42

Portfolio Composition


Equities 94%
Cash 6%

Noted for Your Account

Income during this period was $0.29

Your Investment Income total includes $0.29 of Schwab One Account interest.

CS80706-... Schwab Institutional is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not [illegible] with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Schwab One® Account

Account of ASSOCIATION OF AMERITECH /

Statement Period: September 1, 2006 through September 30, 2006
Account Number: [redacted]

Investment Detail

Cash and Money Market Funds (Sweep)

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CASH				$ 166.62
Total Market Value of Cash and Money Market Funds (Sweep)				$ 166.62

Investment Holdings
Equities

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
A T & T INC NEW	T	80 L	$ 32.5600	$ 2,604.80
Total Market Value of Equities				$ 2,604.80

Total Account Value	$ 2,771.42

Transaction Detail

Cash Activity

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity					
09/28	09/28	Credit Interest	SCHWAB1 INT 08/30-09/27		$ 0.29
		Total Income Activity			$ 0.29

08/30 through 09/27: $0.29 based on 2.73036 Schwab One® interest rate paid on average daily balance of $166.46.

Total Cash Activity	$ 0.29

C9903195-004433 729475
Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

C000061520303-

charles SCHWAB
INSTITUTIONAL

Schwab One® Account

Account of ASSOCIATION OF AMERITECH /

Statement Period: September 1, 2006 through September 30, 2006
Account Number: [redacted]

Transaction Detail (continued)

Cash Activity (continued)

	Additions to Account
Total Completed Transactions	$ 0.29

Income Summary

Description	This Period: Federally Taxable	This Period: Federally Tax-Exempt	Year to Date: Federally Taxable	Year to Date: Federally Tax-Exempt
Cash and Money Market Activity				
Schwab One® Interest	$ 0.29		$ 1.97	
Securities				
Cash Dividends			$ 26.60	
Total Income	$ 0.29	$ 0.00	$ 28.57	$ 0.00

CB0210S-60813272979
Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back office, brokerage and related services to investment advisors and retirement plan providers. [illegible]

** TOTAL PAGE.10 **

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351 3467

November 10, 2006

Via UPS
Mr. Bruce E. Beckman
4629 Middaugh
Downers Grove, IL 60515

Dear Mr. Beckman:

Today we received your letter dated November 9, 2006, submitting a shareowner proposal for inclusion in AT&T Inc.'s 2007 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2007 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of AT&T Inc. (formerly SBC Communications Inc.) at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that both of the above-mentioned requirements have been met, and that those shares were SBC shares prior to November 18, 2005.

For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

The date and location for the 2007 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

EXHIBIT B

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351 3407
Fax (210) 351-3467

November 17, 2006

Via Overnight Mail
Mr. Bruce E. Beckman
Mr. Ralph Kolderup
Vice President - ATT Relations
Association of Ameritech/SBC Retirees
4629 Middaugh
Downers Grove, IL 60515

Via Certified Mail RRR
Mr. Ralph Kolderup
Vice President – ATT Relations
Association of Ameritech/SBC Retirees
P. O. Box 3366
Barrington, IL 60011

Re: *Stockholder Proposal to AT&T, Inc.*

Dear Messrs. Beckman and Kolderup:

On November 10, 2006, AT&T, Inc. (the "Company") received a copy of the stockholder proposal dated November 9, 2006 (the "Proposal"), submitted by you and the Association of Ameritech/SBC Retirees requesting that stockholders be given the opportunity to vote on executive compensation and certain narrative compensation disclosure at each annual meeting of stockholders. The Proposal indicates that all future communication regarding the Proposal should be sent to you.

The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit stockholder proposals under Rule 14a-8 of the Securities Exchange Act of 1934. Because the Proposal seeks a stockholder vote at future annual meetings, we believe that you must demonstrate your eligibility under Rule 14a-8(b) with respect to each future meeting at which the requested stockholders' vote is to occur (*i.e.*, a written statement that you intend to continue to hold the requisite Company securities through the date of each such meeting of stockholders), or alternatively revise the Proposal so that it seeks a vote only at the Company's upcoming annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. Please mail or fax your response to me at the above address or fax number. This letter does not constitute a waiver by the Company of any other grounds for excluding the Proposal under Rule 14a-8 or otherwise.

Sincerely,

Nancy H. Justice

UPS Internet Shipping: View/Print Label

1. **Print the label(s):** Select the Print button on the print dialog box that appears. Note: If your browser does not support this function select Print from the File menu to print the label.

2. **Fold the printed label at the dotted line.** Place the label in a UPS Shipping Pouch. If you do not have a pouch, affix the folded label using clear plastic shipping tape over the entire label.

3. **GETTING YOUR SHIPMENT TO UPS**
   Customers without a Daily Pickup
   - Schedule a same day or future day Pickup to have a UPS driver pickup all of your Internet Shipping packages.
   - Hand the package to any UPS driver in your area.
   - Take your package to a location of The UPS Store®, UPS Drop Box, UPS Customer Center or Authorized Shipping Outlet near you. Items sent via UPS Return Services (including Ground Returns) are accepted at any UPS Drop Box.
   - To find the location nearest you, please visit the 'Find Locations' Quick link at ups.com.

   Customers with a Daily Pickup
   - Your driver will pickup your shipment(s) as usual.

FOLD HERE

ANGIE BELTON
(21[illegible]) 351-3415
AT&T INC
175 E HOUSTON
SAN ANTONIO TX 78205

LTR 1 OF 1

SHIP TO:
MR. RALPH KOLDERUP
630 852-8189
ASSOC OF AMERITECH/SBC RETIREES
4629 MIDDAUGH
DOWNERS GROVE IL 60515-2759

IL 605 1-01

UPS NEXT DAY AIR 1 S

TRACKING #: 1Z 4A6 45T 44 9934 9957

BILLING: P/P

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351-3467

at&t

November 17, 2006

Via Overnight Mail
Mr. Bruce E. Beckman
Mr. Ralph Kolderup
Vice President – ATT Relations
Association of Ameritech/SBC Retirees
4629 Middaugh
Downers Grove, IL 60515

Via Certified Mail RRR
Mr. Ralph Kolderup
Vice President – ATT Relations
Association of Ameritech/SBC Retirees
P. O. Box 3366
Barrington, IL 60011

Re: *Stockholder Proposal to AT&T, Inc.*

Dear Messrs. Beckman and Kolderup:

On November 10, 2006, AT&T, Inc. (the "Company") received a copy of the stockholder proposal dated November 9, 2006 (the "Proposal"), submitted by you and the Association of Ameritech/SBC Retirees requesting that stockholders be given the opportunity to vote on executive compensation and certain narrative compensation disclosure at each annual meeting of stockholders. The Proposal indicates that all future communication regarding the Proposal should be sent to you.

The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit stockholder proposals under Rule 14a-8 of the Securities Exchange Act of 1934. Because the Proposal seeks a stockholder vote at future annual meetings, we believe that you must demonstrate your eligibility under Rule 14a-8(b) with respect to each future meeting at which the requested stockholders' vote is to occur (*i.e.*, a written statement that you intend to continue to hold the requisite Company securities through the date of each such meeting of stockholders), or alternatively revise the Proposal so that it seeks a vote only at the Company's upcoming annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. Please mail or fax your response to me at the above address or fax number. This letter does not constitute a waiver by the Company of any other grounds for excluding the Proposal under Rule 14a-8 or otherwise.

Sincerely,

Nancy H. Justice

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Ralph Kolderup
Assoc. of Amer./SBC Retires
P.O. Box 3366
Barrington, IL 60011

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7004 1160 0004 2856 0639

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL

7004 1160 0004 2856 0639

7004 1160 0004 2856 0639

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: Nancy Justice
Street, Apt. No.; or PO Box No.: 175 E. Houston, Rm 205
City, State, ZIP+4: San Antonio, TX 78205

PS Form 3300, June 2002 See Reverse for Instructions

Legal Department
San Antonio, TX

NOV 2 7 2006

RECEIVED

Bruce Beckman
4629 Middaugh Avenue
Downers Grove, Illinois 60515
Fax 630-852-8180
Telephone: 630-852-8189
e-mail: bruce@ameritech.net

Fax

To:	Nancy Justice	From:	Bruce Beckman
Fax:	210-351-3467	Date:	November 27, 2006
Phone:	210-351-3407	Pages:	3
Re:	Shareholder Proposal to AT&T Inc.	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

•Comments:

Please call me if you have any questions.

Bruce Beckman

Legal Department
San Antonio, TX

NOV 2 7 2006

RECEIVED

November 27, 2006

Nancy Justice
Director-SEC Compliance
AT&T Inc.
175 East Houston, Room 216
San Antonio, Texas 78205

Dear Ms. Justice:

Thank you for writing to me about your interpretation of the wording used in the Shareholder Proposal.

I have reviewed my communications to you and am at a loss concerning how AT&T interprets our resolution as one that will necessarily recur in future years. If the resolution receives a sufficiently high vote, I would expect the Board will adopt the policy proposed and that this resolution would not be resubmitted. To be clear, the resolution requests that AT&T's Board of Directors adopt "a policy" whereby the Company will in subsequent years propose an advisory vote on the executive compensation package disclosed in the proxy as "a voting item in the proxy statement for each annual meeting". The resolution is quite clear that this "advisory resolution" would be "proposed by AT&T's management" – not by me or by any other shareholder.

This resolution is virtually identical to resolutions voted on this year at Home Depot, US Bancorp, Merrill Lynch and Countrywide Financial. Those companies – where the resolution averaged 39.9% support, according to Institutional Shareholder Services – seemed to understand perfectly well that this is a garden variety resolution requesting the board adopt a policy to seek shareholder ratification for a Board-level decision on the compensation of senior executives. (*See* ISS, "Debate Over Pay Dominates 2006 Proxy Season," *Corporate Governance Bulletin*, July-August 2006.) This resolution has been introduced at a dozen or more additional companies this fall.

Indeed, this resolution is no different in kind than the dozens upon dozens of shareholder resolutions voted on each year that ask boards to adopt a policy to seek shareholder ratification for golden severance agreements, or for SERPs that exceed certain thresholds of excess. If AT&T believes that – unlike other public companies – it is exempt from shareholder proposals requesting its board adopt a policy to seek shareholder ratification for certain executive compensation arrangements, then I suggest you ask the SEC for permission to omit the proposal. You will certainly lose – an outcome we will widely publicize and decry at the annual meeting.

In addition, to clarify my intention concerning my status as a very long-term owner of AT&T, I plan to retain my ATT shares for the foreseeable future. If at some future unknown date, it no longer makes business sense for me to retain ATT shares, I will communicate to your company my decision. Please be assured that under SEC Rule 14a-

8, eligibility to submit a shareholder proposal for inclusion in the proxy is a year-by-year determination.

If I can shed any further light on the plain English interpretation of this increasingly well-known shareholder proposal – or if you have any suggestions or requests for clarifying wording changes – please let me know. I certainly want the intent and impact of the proposal to by crystal clear.

I hope this clarifies my position, please call me if you wish to discuss. I may be reached at 630-852-8189.

Sincerely,

Bruce Beckman
4629 Middaugh Avenue
Downers Grove, Illinois 60515

EXHIBIT C

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 15, 2006

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by The Association of Ameritech/SBC Retirees, Inc.

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by The Association of Ameritech/SBC Retirees, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2007 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on July 28, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proponent requests that the following resolution be included in the Company's proxy statement for the Annual Meeting:

> **RESOLVED,** the shareholders of AT&T Inc. hereby request that the Board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by AT&T's management, to approve the compensation of the named executive officers ("NEOs"), as set forth in the proxy statement's Summary Compensation Table (the "SCT"), and the accompanying narrative disclosure of material factors provided to understand the SCT. The policy should ensure that the shareholders fully understand the vote is advisory and will not abrogate any employment agreement.

The Proposal also contains a Supporting Statement, which reads, in relevant part, as follows:

> We believe current rules governing senior executive compensation do not give shareholders sufficient influence over pay practices – nor do they give the Board adequate feedback from the owners of the company.
>
> * * *
>
> An advisory vote would provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC.

DISCUSSION

You have asked for our opinion as to whether the Proposal, if adopted by the stockholders and implemented by the Company's Board of Directors (the "Board"), would be valid under the General Corporation Law.

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the stockholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). Further, Section 142 of the General Corporation Law expressly authorizes the board of directors to determine the titles and duties of the officers who will execute the day-to-day business of the corporation. Section 142(a) provides, in relevant part, as follows:

> Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws. . . .

8 Del. C. § 142(a).

If the Proposal is adopted by the Company's stockholders and the policy contemplated thereby is implemented by the Board, the Board would be required to include in the Company's proxy statement for the annual meeting of stockholders in each succeeding year an advisory resolution, proposed by management, seeking stockholder approval of the compensation of certain senior executive officers of the Company, regardless of the Board's judgment as to whether the submission of such proposal to the stockholders at an annual meeting is in the best interests of the Company and its stockholders. The alleged purposes of the Proposal are to ensure that the stockholders' views on such compensation are known to the Board and to encourage stockholders to scrutinize certain disclosures in the applicable proxy statement. The policy contemplated by the Proposal, if implemented, would prevent the Board from exercising its fiduciary duty to determine what matters should be submitted to the stockholders at an annual meeting. It would require the Board to submit the advisory resolution to the stockholders in the form proposed by management without exercising its independent business judgment as to the merits of such advisory resolution or the decision to submit it to the stockholders. Accordingly, complying with the Proposal would force the Board to disregard its fiduciary duties to the Company and its stockholders and submit the advisory resolution to the stockholders without regard to the Board's assessment of its merits.

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Communications Inc. v. Time Inc., C.A. No. 10866, slip op. at 77-78 (Del. Ch. July 14, 1998) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

The Proposal, if adopted by the stockholders and implemented by the Board, would require management to spend a significant amount of time and resources preparing the advisory resolution, regardless of the Board's determination as to whether such expenditure of time and resources is in the best interests of the Company and its stockholders. Given the constraints on management's time and resources, the determination as to which duties are in the best interests of the Company and its stockholders, in the absence of a specific provision of the Certificate of Incorporation or Bylaws, must be established by the Board in the exercise of its fiduciary duties, not by the stockholders.[1] The Delaware courts have recognized this concept, stating: "In a world of scarcity, a decision to do one thing will commit a board to a certain course of action and make it costly and difficult (indeed, sometimes impossible) to change course and do another." Grimes v. Donald, 673 A.2d 1207, 1214-15 (Del. 1996). This is particularly apt in the present case, where the determination relates to the question of which matters should be submitted to a stockholder vote and is therefore of fundamental importance to the Company. By requiring management to prepare the advisory resolution, the policy contemplated by the Proposal could, "in a world of scarcity," effectively prevent the Board from directing management to take other actions, including preparing proposals that demand greater and more urgent stockholder attention. Id.

The Delaware Supreme Court's decision in Quickturn supports the conclusion that the Board's compliance with the policy contemplated by the Proposal would contravene Section 141(a) and would result in the Board breaching its fiduciary duties to the Company and its stockholders by removing from the directors their duty to use their own best judgment as to the matters to be considered by stockholders at an annual meeting. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in

---

[1] Neither the Certificate of Incorporation nor the Bylaws specifically provides that management shall be delegated the duty to propose the advisory resolution contemplated by the Proposal, and the Proposal does not seek an amendment to the Certificate of Incorporation or Bylaws to provide for any such delegation.

EXHIBIT D

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351-3467

November 10, 2006

Via Certified Mail RRR
Mr. Ralph Kolderup
Vice President – ATT Relations
Association of Ameritech/SBC Retirees
P. O. Box 3366
Barrington, IL 60011

Dear Mr. Kolderup:

Today we received your letter dated November 9, 2006, submitting a shareowner proposal on behalf of the Association of Ameritech/SBC Retirees for inclusion in AT&T Inc.'s 2007 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2007 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of AT&T Inc. (formerly SBC Communications Inc.) at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that both of the above-mentioned requirements have been met, and that those shares were SBC shares prior to November 18, 2005.

For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

The date and location for the 2007 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

cc: Mr. Ralph Kolderup, Vice President – ATT Relations (via UPS)
Association of Ameritech/SBC Retirees
4629 Middaugh Avenue
Downers Grove, IL 60515

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SBC Communications Inc.
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CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

19 January 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By Hand

Re: Shareholder proposal to AT&T Inc. from Bruce E. Beckman

Dear Counsel:

I have been asked to respond on behalf of Bruce E. Beckman (the Proponent") to the letter from counsel for AT&T Inc. ("AT&T" or the "Company") dated 19 December 2006 ("AT&T Letter"), in which AT&T advises that it plans to omit the Proponent's resolution from the Company's 2007 proxy materials. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief that AT&T seeks.

The Beckman Resolution

The resolution states as follows:

> **RESOLVED,** the shareholders of AT&T Inc. hereby request that the Board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by AT&T's management, to approve the compensation of the named executive officers ("NEOs"), as set forth in the proxy statement's Summary Compensation Table (the "SCT"), and the accompanying narrative disclosure of material factors provided to understand the SCT. The policy should ensure that shareholders fully understand the vote is advisory and will not abrogate any employment agreement.

AT&T opposes inclusion of this proposal in its proxy materials on three grounds:

1. First, AT&T argues that the Proponent's resolution is not a proper subject for a stockholder proposal under Rule 14a-8(a).

2. Second, AT&T argues that a proposal recommending a shareholder vote at an indefinite number of future annual meetings circumvents the eligibility requirements of Rule 14a-8(b) and (c).

3. Third, AT&T argues that the proposal would cause the company to violate Delaware law. Exclusion is thus sought under Rule 14a-8(i)(2).

AT&T additionally argues, in the alternative, that the Proponent's co-filer – the Association of Ameritech/SBC Retirees (the "Retirees") – failed to proffer adequate proof of eligibility. Exclusion of the Retirees as a co-sponsor of the resolution is thus sought under Rule 14a-8(b) and Rule 14a-8(f)(1).

Under Rule 14a-8(g), AT&T bears the burden of demonstrating why the Proponent's proposal may be excluded. As we now demonstrate, AT&T has not sustained its burden, and the request for no-action relief should therefore be denied.

The "Proper Subject Matter" Exclusion

AT&T argues that Proponent's resolution does not present a proper subject and may therefore be excluded under Rule 14a-8(a). Rule 14a-8(a) defines a shareholder proposal as "your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." Based on this, AT&T claims that Proponent's resolution is not a "proposal," as defined, because it allegedly does not recommend or require that the Board "take action." The argument fails for several reasons.

First, the plain language of the Beckman resolution requests AT&T's Board of Directors to "take action" – namely, that "the Board adopt a policy" relating to executive compensation. The recommended policy is that the board prepare and include "as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by AT&T's management, to approve the compensation of the named executive officers ...".

The Beckman proposal is not self-executing. His recommended policy will not occur unless the board "take[s] action" by affirmatively voting to follow the recommendation and then implements the policy proposal in subsequent years.

In effect, AT&T's shareholders are being asked to endorse a recommendation that AT&T's Board take a series of future actions related to the formulation of senior executive compensation policy. Indeed, it seems difficult to maintain that the Proponent is not recommending the adoption of a substantial new policy considering, as noted in the Supporting Statement, that "[t]he advisory vote proposed here is similar to the nonbinding shareholder vote required since 2003 at the annual meetings of all U.K.-listed firms and, beginning in 2005, at Australia-based companies."

Second, AT&T expends much effort arguing that even if the Beckman proposal does ask the AT&T board to "take action" by adopting a "policy," couching resolutions in terms of adopting a "policy" is not enough to save the resolution. The reason, AT&T argues, is that the Division has granted no-action relief if the subject matter covered by the proposed policy is itself excludable under Rule 14a-8(i). This argument also fails.

AT&T's argument rests on a mischaracterization of the "subject matter" of the proposal. The "subject matter" of the Beckman proposal is not an advisory vote *per se*, but executive compensation, a topic that the Division has stated for 15 years is a proper subject for shareholders to raise under Rule 14a-8. *See Battle Mountain Gold Co.* (12 February 1992) ("In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.") AT&T's attempt to conflate the one-sentence definition of a "proposal" in Rule 14a-8(a) with the Division's normal inquiry into whether the underlying subject matter runs afoul of Rule 14a-8(i) is a recipe for eviscerating a constructive and well-established category of shareholder resolutions.

Third, AT&T's "advisory vote" argument rests on two no-action letters that are far removed from the Beckman resolution. In *CSX Corp.* (1 Feb. 1999) the proponent asked the company to include three poems in its proxy statement. There was no request that the board take any action or that the shareholders be given a vote on the poems. In *Sensar Corp.* (23 April 2001), the resolution did not recommend or require any board action; it merely stated that "[t]he shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." The Division excluded this proposal because of the failure to "recommend or require" that the board do anything.

Fourth, AT&T ignores the only no-action precedent that addresses one of these proposals, namely, *Sara Lee Corp.* (11 Sept. 2006), in which the Division rejected claims that a similar proposal could be excluded as "ordinary business" under Rule 14a08(i)(7). (The proposal subsequently received a 42.5% approval level by Sara Lee shareholders.) The Division clearly recognized – and was not troubled by – the fact that the proposal sought a recurring future advisory vote on the Board's compensation policy for senior executive officers.

Finally, it is worth noting the seemingly radical nature of AT&T's proposed reinterpretation of Rule 14a-8. Many shareholder proposals take the form of a request for a future shareholder vote on a particular matter, with the proposal to be drafted and submitted by management. If AT&T's claim were to be credited, the result would be to cast doubt on many proposals that are introduced each year requesting shareholder ratification or approval of various elements of executive compensation, including:

- Proposals that boards of directors seek shareholder approval for future golden parachute or executive severance agreements that exceed some multiple of the executive's base salary and bonus;

- Proposals that boards of directors seek shareholder approval for future SERP or other non-qualified executive retirement arrangements that are more generous than those offered to other employees;

- Proposals that shareholders approve any future repricing of stock options granted to senior executives.

In these cases – and others, such as requests to bring future poison pills to a shareholder vote – the shareholder proposal requests that the board adopt a policy that involves the company drafting and placing a voting item on a future annual meeting agenda. That *modus operandi* has not previously been viewed as problematic under Rule 14a-8.[1]

<u>The "Future Eligibility Requirements" Exclusion</u>

AT&T next argues that a proposal seeking a policy that would provide for a matter to be submitted for a vote of the shareholders "at an indefinite number of

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[1] AT&T adds a footnote suggesting that the proposal might violate the "unbundling" requirement that normally requires a separate shareholder vote on different items when a company seeks *prospective* approval of those items. The reasons for that salutary practice have little application here, however, where the vote is *retrospective* in nature and intended to let shareholders communicate with their company in a general and non-binding fashion. We assume that adoption of the recommended policy, whereby management brings forward the requested proposal on an annual basis, would not prevent shareholders from offering individual shareholder proposals on specific elements of executive compensation policy that can be changed prospectively, *e.g.*, the items cited in the bullet points above.

adopt bylaws, it is difficult to see how they lack the power to propose precatory policy changes. It is also difficult to identify any limiting principle that would restrain AT&T's seeming assertion of that the board is omnipotent.

Eligibility issues.

AT&T claims that it may properly omit Mr. Beckman's co-filer, the Association of Ameritech/SBC Retirees (the "Retirees"), for failure to provide adequate proof of stock ownership eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). There is no need for the Division to answer this claim, inasmuch as AT&T has not objected to Mr. Beckman's eligibility and compliance under Rule 14a-8(b) with respect to the forthcoming 2007 Annual Meeting. AT&T's separate claim that the Proponent must meet 14a-8 eligibility requirements for an indefinite number of years in the *future* is addressed above.

Conclusion.

In sum, AT&T has failed to carry its burden of demonstrating that the proposal is not a proper subject for a shareholder proposal under Rule 14a-8(a), or that the Proponent is required to meet the eligibility requirements for future shareholder voting items put forward by the company or its management. AT&T also has failed to carry its burden of demonstrating that the resolution "*would*, if implemented" result in a violation of Delaware law, which is the criteria set out in the (i)(2) exclusion. Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise AT&T that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could fax me a copy of the Division's response once it is issued.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Amy L. Goodman, Esq.
Bruce E. Beckman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 19, 2006

The proposal requests that the board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory management resolution to approve the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the Association of Ameritech/SBC Retirees, Inc. did provide some indication that it owned shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that AT&T may have addressed its deficiency notice to an incorrect address. Accordingly, unless the Association of Ameritech/SBC Retirees, Inc. provides AT&T with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AT&T omits the Association of Ameritech/SBC Retirees, Inc. as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END